KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.   **Hearing Date: June 27, 2019**

Dov Kleiner   **Hearing Time: 9:00 a.m.**

551 Fifth Avenue, 18th Floor

New York, NY 10176

(212) 986-6000

Whitefort Capital Master Fund, LP

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

--x

In re	Chapter 11
Aegerion Pharmaceuticals, Inc., et al.,	Case No. 19-11632 (MG)
Debtors.	**(Jointly Administered)**

--x

**LIMITED STATEMENT OF WHITEFORT CAPITAL MASTER FUND,
LP WITH RESPECT TO DEBTORS' MOTION FOR ORDER: (A)
APPROVING AND AUTHORIZING CERTAIN PLAN INVESTOR
PROTECTIONS; AND (B) GRANTING RELATED RELIEF**

TO THE HONORABLE MARTIN GLENN,
UNITED STATES BANKRUPTCY JUDGE:

Whitefort Capital Master Fund, LP ("Whitefort") make this limited statement with respect to the *Debtors' Motion for Order: (A) Approving and Authorizing Certain Plan Investor Protections; and (B) Granting Related Relief* (the "Motion") [Docket No.17][1], and respectfully represents as follows:

1.   Whitefort is an approximately 9.9% shareholder of Novelion Therapetutics Inc., the Debtors' non-debtor parent company ("Novelion"). Novelion, in addition to being the Debtor's sole shareholder, is also the holder of a $36.1 million secured intercompany loan to the

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[1] Capitalized terms used but not defined in this limited statement have the meaning set forth in the Motion.

Debtor (the "Novelion Intercompany Loan"), which was negotiated at arm's-length and predates Novelion's acquisition of the Debtor.

2.   The relief sought in the Motion, together with the relief sough in a number of other motions before this Court, e.g., *Debtors' Motion for Interim and Final Orders: (I) Authorizing Postpetition Financing; (II) Granting Liens, Security Interest and Superpriority Status; (III) Authorizing Use of Cash Collateral; (IV) Affording Adequate Protection; (V) Scheduling a Final Hearing; (VI) Modifying the Automatic Stay; and (VII) Granting Related Relief* [Docket No. 14], is predicated on a merger transaction with Amryt Pharma plc (the "Plan Investor") to be implemented through a plan of reorganization (the "Plan") for which a disclosure statement has already been filed and noticed for a hearing. The Plan and the merger, indeed this entire case, is based on a Restructuring Support Agreement that was entered into among the Debtor, the Plan Investor, Novelion and certain other parties prior to the petition date.

3.   As Whitefort advised this Court on May 23, 2019, the First Day Hearing in these cases, Novelion's board of directors exceeded its corporate authority under Canadian law by disposing of substantially all of Novelion's assets by committing itself to the Restructuring Support Agreement and related Plan without a shareholder vote.

4.   Specifically, the entry by Novelion into the Restructuring Support Agreement, was in violation of the law of British Columbia, notably Section 301 of the *Business Corporations Act*, S.B.C. 2002, c. 57, because, among other things, it provided for the disposition of the Novelion Intercompany Loan, its principal asset, without the shareholder vote required by law. Whitefort also advised the Court that it intended to address that violation in the appropriate forum.

5.   Moreover, the Restructuring Support Agreement and related Plan are deeply

unfair and unequitable to Novelion. Under its terms, the Plan provides that Novelion's allowed

secured claim receives a discounted recovery in the form of junior equity in the Plan Investor

while junior, unsecured creditors leap ahead of it in the capital structure, receiving senior debt

instruments. In addition, the Plan is premised upon an inflated valuation of the Plan Investor,

which is especially punitive to Novelion since it is the only stakeholder in the Debtor whose sole

recovery is in the form of equity in the Plan Investor.

6.   In order to address these matters of Canadian corporate law, on June 20, 2019,

Whitefort filed a petition against non-debtor Novelion in the Supreme Court of British Columbia

(the "Petition"), a copy of which is attached hereto as **Exhibit A**.

7.   In its Petition, Whitefort is seeking, among other things, the following relevant

orders:

a. A declaration that Novelion has breached British Columbia's Section. 301 of the
   Business Corporations Act, S.B.C. 2002, c. 57 when it entered into the
   Restructuring Support Agreement.

b. An order pursuant to s. 301 of the Business Corporations Act requiring Novelion
   to hold a special meeting of its shareholders at which Novelion's shareholders
   will vote on a special resolution (the "Special Meeting") to determine whether
   Novelion should dispose of its only substantial asset, the Novelion Intercompany
   Loan, to its wholly-owned subsidiary Aegerion, pursuant to the terms of the May
   20, 2019 Restructuring Support Agreement.

c. An order pursuant to s. 301 of the Business Corporations Act providing that
   unless and until the shareholders of Novelion vote to approve the disposition of
   the Novelion Intercompany Loan pursuant to the terms of the Restructuring
   Support Agreement at the Special Meeting, Novelion is enjoined from
   consummating such disposition transaction, and further Novelion be required to

vote its claim against any Plan of Reorganization, in accordance with the disclosure statement and solicitation materials approved by this Court.

8. In short, the Petition demands that Novelion follow British Columbia corporate law and obtain the support of its shareholders in order to vote in favor of the Plan and dispose of its principal asset. Unless that support is obtained, the Plan cannot be confirmed.

9. Accordingly, while Whitefort is not at this time asking the Court to do anything with respect to the Motion or the related Restructuring Support Agreement, Whitefort does wish to advise the Court of the pendency of the Petition in Canada. In addition Whitefort reserves all rights with respect to these matters.

WHEREFORE, Whitefort respectfully requests that the Court consider this limited statement and grant such other and further relief as is just.

Dated: New York, New York
June 20, 2019

KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.

By:_____/s/ DOV KLEINER_____
      Dov Kleiner
Dov Kleiner (dkleiner@kkwc.com)
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 986-6000
Facsimile: (212) 986-8866

Attorneys for
Whitefort Capital Master Fund, LP

EXHIBIT A

Petition, filed June 20, 2019 (without exhibits)

EXHIBIT A

Petition, filed June 20, 2019 (without exhibits)

S - 197 000

No._____
Vancouver Registry



In the Supreme Court of British Columbia

Between:

WHITEFORT CAPITAL MASTER FUND, LP

Petitioner

And:

NOVELION THERAPEUTICS INC.

Respondent

PETITION TO THE COURT

ON NOTICE TO:

Novelion Therapeutics Inc.
Suite 1800 – 510 West Georgia Street
Vancouver, BC V6B 0M3

This proceeding has been started by the petitioner for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(a)   file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b)   serve on the petitioner

(i)   2 copies of the filed response to petition, and

(ii)   2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

(a)   if you were served with the petition anywhere in Canada, within 21 days after that service,

(b)   if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c)   if you were served with the petition anywhere else, within 49 days after that service, or

(d)   if the time for response has been set by order of the court, within that time.

(1)   The address of the registry is: 800 Smithe Street, Vancouver, BC V6Z 2E1

(2)   The ADDRESS FOR SERVICE of the   **BORDEN LADNER GERVAIS LLP**
       petitioner is: 1200 Waterfront Centre,
                                                                     200 Burrard Street
                                                                     P.O. Box 48600
                                                                     Vancouver, British Columbia   V7X 1T2
                                                                     Attention: Stephen T.C. Warnett

       Fax number address for service (if   None
       any) of the petitioner:

       E-mail address for service (if any) of   None
       the petitioner:

(3)   The name and office address of the   **BORDEN LADNER GERVAIS LLP**
       petitioner's lawyer is: 1200 Waterfront Centre
                                                                     200 Burrard Street
                                                                     P.O. Box 48600
                                                                     Vancouver, British Columbia   V7X 1T2
                                                                     Attention: Stephen T.C. Warnett

CLAIM OF THE PETITIONER

PART 1: ORDERS SOUGHT

The petitioner, Whitefort Capital Master Fund, LP ("**Whitefort**"), applies for:

1.   A declaration that the respondent Novelion Therapeutics Inc. ("**Novelion**") has breached s. 301 of the *Business Corporations Act*, S.B.C. 2002, c. 57.

2.   An order pursuant to s. 301 of the *Business Corporations Act* requiring Novelion to hold a special meeting of its shareholders at which Novelion's shareholders will vote on a special resolution (the "**Special Meeting**") to determine whether Novelion should dispose of its only substantial asset, the Novelion Intercompany Loan to its wholly-owned subsidiary Aegerion Pharmaceuticals, Inc. ("**Aegerion**"), pursuant to the terms of a voluntary Restructuring Support Agreement entered into by Novelion on May 20, 2019 in connection with the Chapter 11 plan of

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reorganization (the "**Plan of Reorganization**") for Aegerion in the United States Bankruptcy Court Southern District of New York Case No. 19-11632 (the "**US Bankruptcy Court**").

3.   An order pursuant to s. 301 of the *Business Corporations Act* that unless and until the shareholders of Novelion vote to approve the disposition of the Novelion Intercompany Loan pursuant to the terms of the Restructuring Support Agreement at the Special Meeting, Novelion is enjoined from consummating such disposition transaction, and further Novelion is required to vote against any Plan of Reorganization, in accordance with a disclosure statement and solicitation materials approved by the US Bankruptcy Court, that seeks to dispose of Novelion's Class 4 Novelion Intercompany Loan Claims without a shareholder vote.

4.   An order that Novelion pay to Whitefort its special costs of this proceeding, or alternatively, costs.

5.   Such further relief as the Court considers just and appropriate.

PART 2: FACTUAL BASIS

I.   OVERVIEW

6.   Shareholders of British Columbia companies have two important and inalienable democratic rights. The first is to vote at the annual general meeting to elect the board of directors. The second arises if the board of directors proposes to make a fundamental change to the corporation, such as the disposition of all or substantially all of the company's undertaking outside the ordinary course of its business. A proposed fundamental change requires the approval of not less than a 2/3 super-majority of the shares voted on the resolution.

7.   In this case, Novelion's board of directors has unceremoniously stripped Novelion's shareholders of their democratic rights by entering into a conditional restructuring support agreement (the "**Restructuring Support Agreement**") to dispose of all or substantially all of Novelion's undertaking without shareholder approval pursuant to the Plan of Reorganization. Novelion shareholders (including Whitefort), the principal economic stakeholders of the Novelion estate, were expressly excluded from this process, despite repeated requests to participate. Under the Restructuring Support Agreement, Novelion's board of directors voluntarily agreed to release and discharge in full Novelion's principal asset, a secured intercompany loan to its subsidiary Aegerion, in exchange for equity in a highly leveraged unrelated company, Amryt Pharma plc

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("**Amryt**"), which proposes to merge with Aegerion. Further, the Restructuring Support Agreement is but the first step in a coordinated plan of liquidation of Novelion, which contemplates the "wind-up of Novelion and a distribution of assets to shareholders." Novelion's board of directors made representations in the Restructuring Support Agreement exceeding its corporate authority purporting to bind Novelion to the Restructuring Support Agreement and Plan of Reorganization without a shareholder vote. Novelion has sought to silence any shareholder voice in Aegerion's US bankruptcy process by agreeing in the Restructuring Support Agreement not to "directly or indirectly ... object to, delay, impede, or take any other action to interfere with acceptance, approval, confirmation or implementation of the Plan or the Transaction."[1]

8.   Since Novelion's merger with Aegerion in November 2016, Novelion's stock price has declined in excess of 90%. The principal remaining asset of the parent Novelion estate is a US $36.1 million secured intercompany loan (the "**Novelion Intercompany Loan**") to its wholly-owned subsidiary, Aegerion, which currently represents approximately 80% of the total asset value of Novelion. Novelion's residual equity value in highly leveraged Aegerion is now worthless. The remaining assets of Novelion comprise dwindling cash at the Novelion parent level; Novelion has no current operating assets and no operating subsidiary outside of Aegerion.

9.   Novelion came to be Aegerion's parent and creditor through a merger completed in November 2016. Novelion's board sought shareholder approval at that time to complete the merger. Novelion's board has now entered into the Restructuring Support Agreement without shareholder approval that would, if implemented, dispose of the entirety of the Novelion Intercompany Loan (and substantially all of Novelion's undertaking). Under the Plan of Reorganization, Novelion's Class 8 Existing Interests (as defined therein), representing its 100% residual equity interests in its wholly-owned subsidiary Aegerion, are cancelled for no consideration, considered worthless, and are therefore not entitled to vote. In contrast, as an impaired secured creditor, Novelion's Class 4 Novelion Intercompany Loan Claims are entitled to vote on the Plan of Reorganization and the Plan of Reorganization cannot be confirmed over their objection. Thus, whereas the cancellation of Novelion's Class 8 Existing Interests may be effected by operation of US bankruptcy law, the disposition of Novelion's Class 4 Novelion Intercompany

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[1] During Aegerion's first day bankruptcy hearing on May 23, 2019, Aegerion's bankruptcy counsel informed the court of its position that Novelion shareholders do not have standing as a direct party in interest to object to Aegerion's Plan of Reorganization, despite being the principal economic stakeholders of the Novelion parent estate.

Loan Claims requires an affirmative vote to approve the Plan of Reorganization. Under s. 301 of the *Business Corporations Act*, Novelion shareholders have the right to direct that vote.

10.   While Novelion's board of directors viewed the November 2016 merger with Aegerion as important enough to warrant a shareholder vote (even though one was not required under British Columbia law), the board has refused to put the disposition of the Novelion Intercompany Loan to a shareholder vote, even though one is mandated under British Columbia law. It is noteworthy that Amryt, a publicly listed company on the AIM market of the London Stock Exchange, requires an affirmative vote of its shareholders to approve its merger with Aegerion. The Amryt shareholder meeting is scheduled for late August 2019. Amryt will be the ultimate holding company of the combined group pursuant to the transaction. Under the current terms of the Restructuring Support Agreement and the Plan of Reorganization, the sole consideration received by Novelion in full and final satisfaction, release and discharge of its secured Novelion Intercompany Loan Claims is equity in reorganized Amryt. Novelion intends to wind-up and distribute Amryt equity to shareholders.

11.   Amryt's existing management team will lead the combined company. The majority of Amryt's reconstituted board of directors will be appointed by creditors of Aegerion, but notably excluding Novelion, with the remainder appointed by Amryt. In connection with the transaction, a corporate reorganization of Amryt will be undertaken by way of a UK scheme of arrangement, pursuant to which a new Irish incorporated public company will become the new ultimate holding company of the combined group.

12.   Novelion's shareholders were the only principal economic stakeholders excluded from the global restructuring of Novelion and Aegerion. Novelion's directors personally own either none or only de minimis shares of Novelion stock. Novelion's board of directors is primarily comprised of medical doctors and lacks any expertise in complex corporate restructurings.

13.   Moreover, Whitefort has serious concerns regarding the level of due diligence conducted by Novelion's board of directors in evaluating the pro forma valuation of Amryt stock, the sole consideration received in exchange for disposing of the Novelion Intercompany Loan under the Plan of Reorganization. Novelion's financial advisor was not mandated to conduct independent due diligence or detailed valuation analysis of Amryt. Instead, Novelion's financial advisor relied upon the valuation analysis presented by Aegerion's financial advisor, whose interests were

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diametrically opposed to Novelion's. Indeed, both Aegerion and Amryt have a vested interest in converting the Novelion Intercompany Loan into Amryt equity at an inflated valuation rather than paying it back in cash or exchanging it for new Amryt debt. This is akin to a merger target relying upon the acquiror's presentation of its equity value as consideration in a stock-for-stock merger.

14.   The Plan of Reorganization stipulates an enterprise value for Amryt of US $146 million. However, Amryt's observable public market enterprise value on May 20, 2019, the date of the Restructuring Support Agreement (based on the closing price of Amryt's shares on the AIM market of the London Stock Exchange of 12.375 pence (GBp), 274.8 million Amryt shares outstanding, and Amryt's net outstanding indebtedness of approximately £6.8 million as of December 31, 2018) is only approximately £40.8 million (the equivalent of US $51.9 million based on the exchange rate as of May 20, 2019). This discrepancy is unsettling to Whitefort given that the sole consideration received by Novelion under the Plan of Reorganization in exchange for its secured Novelion Intercompany Loan Claims is reorganized Amryt stock. Moreover, Novelion is the only creditor of Aegerion solely to receive Amryt stock in satisfaction of its claim, rather than cash or new debt. Even the unsecured junior creditors of Aegerion receive either a cash payment or new Amryt debt in full or partial consideration of their claims.

15.   Novelion is seeking to avoid a shareholder vote to approve the Plan of Reorganization, in violation of s. 301 of the *Business Corporations Act*, because the plan is deeply unpopular among Novelion's shareholders, as reflected in Novelion's share price. Based on Novelion's 19.0 million issued and outstanding shares, the US $36.1 million Novelion Intercompany Loan is worth approximately US $1.90 per Novelion share. Since announcement of the Plan of Reorganization after market close on May 20, 2019, Novelion's share price has declined nearly 30% and currently trades at US $0.85, or a market capitalization of only approximately US $16.2 million, less than 50% of the Novelion Intercompany Loan claim amount.

16.   The Plan of Reorganization is subject to a vote from certain of Aegerion's creditors (including Novelion on behalf of its secured Class 4 Novelion Intercompany Loan Claims) pursuant to a disclosure statement and solicitation materials that are scheduled to be approved for dissemination at a disclosure statement hearing in the US Bankruptcy Court on July 11, 2019, and subject to final approval by the US Bankruptcy Court at a confirmation hearing scheduled to occur on September 5, 2019. Accordingly, Whitefort seeks the urgent intervention of this Court to

require Novelion's board to call and hold a special meeting to vote on approving the disposition of the Novelion Intercompany Loan pursuant to the Restructuring Support Agreement in connection with the Plan of Reorganization, and unless the shareholders approve such disposition transaction, to direct and require Novelion to vote against the Plan of Reorganization in accordance with a disclosure statement and solicitation materials approved by the US Bankruptcy Court, since Section 6.5 of the Plan of Reorganization purports to treat abstention from voting as a deemed acceptance of the plan.

II.   THE PARTIES

17.   Whitefort is a limited partnership and investment advisory firm with an address for service in this proceeding at 1200-200 Burrard Street, Vancouver, British Columbia.

18.   Novelion is incorporated pursuant to the laws of British Columbia, with a registered office located at Suite 1800 – 510 West Georgia Street, Vancouver, British Columbia. Prior to the merger with Aegerion in November 2016, Novelion's former name was QLT Inc. ("**QLT**").

19.   Novelion is a publicly-traded company. Its shares are listed on the NASDAQ Stock Exchange under the symbol NVLN. Novelion is a reporting issuer under Canadian securities laws.

20.   Whitefort is one of the largest shareholders of Novelion. It owns approximately 1.9 million shares of Novelion, which represents approximately 9.9% of the issued and outstanding shares of Novelion.

21.   Aegerion is a company incorporated pursuant to the laws of Delaware. It is a wholly-owned subsidiary of Novelion. Aegerion is a biopharmaceutical company focused on rare orphan diseases that has two commercial products: (a) Metreleptin, marketed under the trade name "Myalept", which is a drug used in connection with the treatment of complications of leptin deficiency in patients with congenital or acquired lipodystrophy; and (b) Lomitapide, marketed under the name "Juxtapid" in the United States, which is a drug used in connection with the treatment of low-density lipoprotein cholesterol, total cholesterol and non-high-density lipoprotein cholesterol.

22.   Novelion does not currently directly hold or market any pharmaceutical products, nor does it have any operating assets. Novelion's pharmaceutical business is carried on indirectly through its 100% equity ownership in Aegerion, which markets and holds the intellectual property rights

to Myalept and Juxtapid. Novelion's principal asset is the US $36.1 million secured Novelion Intercompany Loan to Aegerion.

23.   Amryt is incorporated pursuant to the laws of England and Wales, with a registered office located at Ivybridge House, 1 Adam Street, London, WC2N 6LE, United Kingdom. Amryt is a biopharmaceutical company focused on rare orphan diseases that holds an exclusive license from Aegerion to sell lomitapide in the European Union, marketed under the brand name "Lojuxta". Substantially all of Amryt's current revenues derive from sales of Lojuxta. In addition, Amryt has two pipeline drugs under development: (a) AP101, a potential treatment for Epidermolysis Bullosa, a rare genetic skin disorder for which there is currently no treatment, currently in Phase 3 clinical trials; and (b) AP103, a pre-clinical gene-therapy platform technology, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa.

24.   Amryt is a publicly-traded company. Its shares are listed on the AIM market of the London Stock Exchange under the symbol AMYT LN. Amryt's shares have been suspended as of the announcement of its merger transaction with Aegerion on May 21, 2019, pending completion of the transaction, with targeted re-admission to AIM and planned dual-listing on NASDAQ in early Q4 2019.

25.   Aegerion filed for Chapter 11 bankruptcy with a prepackaged Plan of Reorganization in the United States Bankruptcy Court Southern District of New York on May 20, 2019, immediately upon execution of the Restructuring Support Agreement with Novelion, Amryt and certain consenting lenders of Aegerion (collectively the **"Plan Support Parties"**).

26.   Novelion is the non-Debtor parent company of Aegerion and was not included in Aegerion's Chapter 11 filing. Novelion is owner of two distinct claims in Aegerion's bankruptcy Plan of Reorganization: as a voting secured creditor with respect to Class 4 Novelion Intercompany Loan Claims, and as a non-voting 100% residual equity owner of Aegerion's Class 8 Existing Interests. This petition seeks a shareholder vote on a special resolution pertaining only to disposition of Novelion's Class 4 Novelion Intercompany Loan Claims.

III.   THE AEGERION MERGER AND NOVELION INTERCOMPANY LOAN

27.   In 2014, Aegerion issued US $325 million of unsecured convertible notes to finance the purchase of the intellectual property of Myalept (the "**Aegerion Unsecured Convertible Notes**"). The Aegerion Unsecured Convertible Notes have a maturity date of August 15, 2019.

28.   By 2016, Aegerion faced substantial operating cash burn, dwindling cash reserves, default on a secured credit facility, and potentially uncapped contingent legal liabilities stemming from illegal off-label marketing of Juxtapid. Aegerion was in a dire financial position, exemplified by the Aegerion Unsecured Convertible Notes trading at 45% of par value at the time.

29.   By comparison, in 2016, QLT was cash-rich, unlevered and liability-free.

30.   On June 14, 2016, Aegerion and QLT (as Novelion was then known) announced a stock-for-stock merger, pursuant to which Aegerion would become a wholly-owned subsidiary of QLT (the "**Aegerion Merger Agreement**").

31.   Importantly, under the Aegerion Merger Agreement Novelion did not assume or guarantee the Aegerion Unsecured Convertible Notes or Aegerion's contingent legal liabilities relating to Juxtapid, which remained (and continue to remain) solely obligations of Aegerion.

32.   At that time, Aegerion's short-term liquidity was so dire that Aegerion required QLT to advance a loan prior to the closing of the merger in order to obtain forbearance on a secured loan that Aegerion had defaulted on. As described in the "Background of the Merger" section of the Aegerion/QLT definitive merger proxy issued in October 2016: "Between June 7, 2016 and the execution of a loan agreement on June 14, 2016, members of Aegerion management and QLT management and Aegerion's and QLT's respective legal and financial advisors negotiated the structure, terms and documentation for a working capital credit facility between QLT and Aegerion." The resulting secured Novelion Intercompany Loan agreement, the product of well-advised and arms-length commercial negotiations among sophisticated unrelated third parties, was filed publicly as a 48-page exhibit to the Aegerion/QLT merger announcement on June 15, 2016.

33.   The terms of the Merger Agreement required that that the merger was subject to approval by ordinary resolution by the shareholders of both QLT and Aegerion.

34.   QLT held a special meeting of its shareholders on November 7, 2016 to vote, by ordinary resolution, on the Aegerion Merger Agreement. QLT was not under any obligation under British

Columbia corporate law to put the Aegerion Merger Agreement to a shareholder vote. The ordinary resolution passed, with 97.7% of the shares voted at the meeting in favour of the ordinary resolution.

35.   The Aegerion Merger Agreement closed on November 29, 2016. Upon completion of the merger, QLT changed its name to Novelion.

IV.   THE POST-MERGER LOANS TO AEGERION

36.   After consummation of the merger, Aegerion continued to borrow from Novelion under the Novelion Intercompany Loan agreement, which was amended from time to time. As of March 15, 2018, the outstanding amount under the Novelion Intercompany Loan was USD $38.1 million. But it was not enough to fund the ongoing operating losses at Aegerion.

37.   On March 15, 2018, Novelion announced that Aegerion had entered into a US $20 million term loan agreement with Broadfin Capital, LLC ("**Broadfin Capital**") and Sarissa Capital Management LP ("**Sarissa Capital**"), two large Novelion shareholders who each had a nominee on Novelion's board of directors (the "**Insider Loan**"). The Insider Loan was subordinated in security and priority to the Novelion Intercompany Loan, with a maturity date of August 1, 2019.

38.   In connection with Aegerion's entry into the Insider Loan, the Novelion Intercompany Loan agreement was amended and restated on March 15, 2018. The amended and restated Novelion Intercompany Loan was secured by a first lien on substantially all of the assets of Aegerion, including substantially all of the intellectual property and related rights in respect of Myalept and Juxtapid, as well as a pledge of 66% of Aegerion's first-tier foreign subsidiaries' equity interests. At the time, the amended and restated Novelion Intercompany Loan had security and maturity ahead of all other debt obligations of Aegerion.

39.   As required under Section 3.1(a)(vii) of the amended and restated Novelion Intercompany Loan agreement, Aegerion's special New York counsel provided a legal opinion to Novelion on March 15, 2018, validating the perfection of Novelion's security interest in Aegerion's collateral. The legal opinion was publicly filed as an Exhibit to the Insider Loan.

40.   Yet Aegerion continued to lose money and by the fall of 2018 was facing an imminent liquidity crisis.

41.   On November 8, 2018, Novelion announced that Aegerion had entered into a bridge credit agreement with Athyrium Capital Management and Highbridge Capital Management, LLC (the "**Bridge Lenders**") including a first lien new money term loan in the amount of USD $50 million (the "**New Money Bridge Loan**"). The Bridge Lenders are also the majority holders of the Aegerion Unsecured Convertible Notes. Aegerion used approximately $21.2 million, nearly half of the net proceeds of the New Money Bridge Loan, to repay in full the Insider Loan at par plus accrued interest. This occurred less than two months after the Broadfin Capital and Sarissa Capital nominees resigned from the Novelion board, despite the Insider Loan being subordinate to the Novelion Intercompany Loan and having a later maturity date. The New Money Bridge Loan had an initial maturity of February 15, 2019 and was subsequently extended to June 30, 2019 – one day prior to the maturity of the Novelion Intercompany Loan.

42.   As additional consideration for providing the New Money Bridge Loan, the Bridge Lenders were entitled to "roll-up" US $22.5 million of their existing holdings of Aegerion Unsecured Convertible Notes into an equal amount of third priority secured roll-up loan (the "**Roll Up Loan**", and together with the New Money Bridge Loan, the "**Bridge Loan**"). The liens on the Roll Up Loan are subordinated to the liens on the Novelion Intercompany Loan.

43.   On November 8, 2018 the Novelion Intercompany Loan agreement was amended to allow for a US $50 million priming first lien New Money Bridge Loan and the repayment in full of the subordinated Insider Loan.

44.   In the intercreditor agreement entered into on November 8, 2018 in connection with the Bridge Loan, the Bridge Lenders agreed not to challenge the validity and/or enforceability of US $25 million of the Novelion Intercompany Loan, including in their capacity as majority holders of the Aegerion Unsecured Convertible Notes. Specifically, "in no event shall the [Bridge Lenders] (in any capacity including as a member of any official committee or ad hoc committee of creditors or as a decision maker for any trust established in an Insolvency Proceeding) challenge, join, direct, support or encourage any other party in challenging or seeking to challenge, Existing Debt incurred under the [Novelion Intercompany Loan] Agreement and outstanding as of the date hereof in the aggregate amount of $25 million (the "**Non-Contested Novelion Intercompany Loan Amount**"), or contest the validity and/or enforceability of such amount" and further "the [Bridge Lenders] shall not direct or otherwise instruct The Bank of New York Mellon Trust Company, N.A., as

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trustee for holders of the [Aegerion Unsecured Convertible Notes] (as defined in the [Novelion Intercompany Loan] Agreement), in their capacity as holders of the [Aegerion Unsecured Convertible Notes] to pursue any challenge to the validity or enforceability of the Non-Contested Novelion Intercompany Loan Amount."

V.   WHITEFORT EXPRESSES ITS CONCERNS TO NOVELION'S BOARD

45.   On February 28, 2019, representatives of Whitefort held a call with Ben Harshbarger, Interim CEO and General Counsel of Novelion, and Michael Price, Chief Financial Officer of Novelion. During this call, Whitefort expressed its concerns regarding the priming lien granted to the New Money Bridge Loan and the repayment of the Insider Loan. Whitefort stressed the critical importance of preserving the value of the Novelion Intercompany Loan as the principal asset of the parent estate and offered its expertise in negotiating complex intercreditor issues on behalf of Novelion shareholders.   Mr. Harshbarger acknowledged on the call that the Novelion Intercompany Loan was a "key asset in the process" and indicated that "the board is prepared to enforce the entire principal of the Novelion intercompany note."

46.   At the invitation of Mr. Harshbarger, Whitefort had a follow up call with Mr. Harshbarger on March 5, 2019. During the call, Mr. Harshbarger inquired whether Whitefort would be willing to become restricted in its ability to trade in Novelion's securities in order to participate in negotiating a global restructuring of Aegerion's capital structure. Joe Kaplan, Whitefort's Co-Managing Partner, indicated Whitefort's willingness to become restricted subject to an appropriate cleansing mechanism to allow for future trading, and requested the anticipated blow-out date for cleansing any material non-public information.

47.   On March 6, 2019, Mr. Harshbarger sent an email to Mr. Kaplan informing him that "given the continuing fluidity of the capital structure review process, it's likely a bit premature to bring you (or a delegate/agent) under the tent." Mr. Harshbarger offered in the meantime to forward a template NDA for Whitefort's lawyers to start their review.

48.   On March 11, 2019, representatives of Whitefort held a call with Dr. Mark Corrigan, the Chair of Novelion's board of directors. During this call, Whitefort reiterated its concerns regarding the importance of the Novelion Intercompany Loan as the primary asset of Novelion, and its interest in participating in the process of restructuring Aegerion. Whitefort also questioned whether Novelion's board, comprised primarily of doctors after the resignations of the Broadfin Capital

and Sarissa Capital nominees, had sufficient expertise in complex corporate restructurings and bankruptcy law to navigate resolution of the Novelion Intercompany Loan. Representatives of Whitefort sought assurances from Dr. Corrigan that Novelion would not settle the Novelion Intercompany Loan as part of a restructuring of Aegerion without the input of Novelion's shareholders. Dr. Corrigan indicated that Novelion's shareholders would have the opportunity to opine on the restructuring of Aegerion at the appropriate time.

49.   On March 14, 2019, Novelion issued a press release in which it made the following announcement:

> ... Novelion and Aegerion have each engaged advisors to independently explore and advise them on all strategic alternatives regarding [Novelion's] capital structure, such as a restructuring of Aegerion's Convertible Notes due August 2019 (including a restructuring that would likely involve a debt for equity swap), a sale or merger of Novelion or Aegerion, or the sale or other disposition of certain businesses or assets. The implementation of one or more of such transactions (or the failure to complete any such transaction or transactions) will likely require Aegerion, and could require Novelion, to seek protections of applicable bankruptcy laws allowing for corporations to seek to restructure their debts and other affairs under a reorganization.

50.   On March 22, 2019, representatives of Whitefort held a call with Mr. Harshbarger and Mr. Price to reiterate Whitefort's interest in participating in Aegerion's restructuring process. Whitefort requested that Novelion send an NDA for review along with an anticipated blow-out date for cleansing material non-public information. Whitefort received a template NDA and began reviewing with external counsel.

51.   On March 29, 2019, in response to Mr. Kaplan's repeated requests for an update, Mr. Harshbarger and Mr. Price held a telephone call with Mr. Kaplan, during which Mr. Harshbarger explained that Novelion was "changing course" and would no longer invite Whitefort or any Novelion shareholder to participate in the Aegerion restructuring process. Mr. Harshbarger stated that Whitefort would find participation in the process to be "unsatisfying and frustrating" because there would be no ability to have a say in the outcome of the restructuring process.

52.   On April 2, 2019, Whitefort sent a letter to Novelion's board of directors, which again expressed Whitefort's concerns regarding the potential treatment of the Novelion Intercompany Loan. Whitefort informed Novelion's board that any prospective restructuring of Aegerion must

account for and maximize the value of Novelion's assets (including, most importantly, the Novelion Intercompany Loan) for the benefit of Novelion's shareholders. Whitefort expressed its concern that Novelion's board allowed the New Money Bridge Loan to prime the first priority of the Novelion Intercompany Loan and allowed the Insider Loan to be paid in full prior to payment of the Novelion Intercompany Loan, despite the Insider Loan having junior priority and a later maturity date.

53.   On April 9, Dr. Corrigan, on behalf of Novelion's board of directors, sent a letter to Whitefort, which stated that the board appreciated Whitefort's desire to engage in constructive discussions regarding Novelion's future, and that he "look[ed] forward to advancing those discussions with [Whitefort] directly at the appropriate time". Dr. Corrigan discouraged Whitefort from taking any legal action at that time.

54.   On April 26, 2019, Mr. Kaplan sent an email to Dr. Corrigan and requested confirmation that any restructuring of Aegerion would be subject to a vote of Novelion's shareholders to approve such transaction. Mr. Kaplan put Dr. Corrigan on notice that the settlement of the Novelion Intercompany Loan would constitute a disposition of substantially all of the assets of Novelion, requiring a mandatory shareholder vote to approve that transaction under British Columbia corporate law.

55.   On April 26 and 29, 2019, Mr. Kaplan asked Dr. Corrigan to make himself available for a call to discuss the matters raised in Whitefort's recent correspondence. Dr. Corrigan refused to do so, replying via email that "this is not a great week to speak".

56.   On April 30, 2019, Dr. Corrigan, on behalf of Novelion's board of directors, sent a letter to Whitefort stating that Novelion's board of directors would not "engage in discussions regarding any potential or actual transaction unless and until it has been publicly disclosed to all shareholders". Dr. Corrigan's position in his April 30 letter was a change of position from his statements only a few weeks prior, which indicated that Novelion's board of directors would give Novelion's shareholders the opportunity to opine on any proposed restructuring of Aegerion.

57.   Between April 30 and May 20, 2019, Novelion's board of directors did not discuss the matter further with Whitefort.

VI.   ANNOUNCEMENT OF THE PROPOSED PLAN OF REORGANIZATION

58.   After the close of North American capital markets on May 20, 2019, Aegerion filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court Southern District of New York.

59.   Immediately prior to the bankruptcy filing, the Plan Support Parties, including Novelion, Aegerion, Amryt, and certain consenting creditors of Aegerion, entered into a consensual Restructuring Support Agreement, and Aegerion and Amryt (the "**Plan Investor**") entered into a plan funding agreement (the "**Plan Funding Agreement**"). Novelion made representations in the Restructuring Support Agreement exceeding its corporate authority, purporting to bind Novelion to the Restructuring Support Agreement and Plan of Reorganization without a shareholder vote.

60.   Under Section 6.1 of the Restructuring Support Agreement, Novelion "represents, warrants, and covenants ... [that] the execution and delivery of this Agreement and the other Definitive Documentation to which it is or will become a party and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on its part."

61.   Under Section 6.5 of the Restructuring Support Agreement, Novelion "represents and warrants ... that the execution, delivery and performance by [Novelion] of this Agreement and the other Definitive Documentation ... does not, and the consummation of the Transaction does not and will not ... violate any provision of law, rule, or regulation applicable to it ... [or] require the consent or approval of, or notice to, or other action by, any creditor or shareholder of [Novelion]."

62.   Further, Novelion sought to chill any shareholder voice in Aegerion's US bankruptcy. Under Section 1.1(b)(iii) of the Restructuring Support Agreement, Novelion agreed not to "directly or indirectly ... object to, delay, impede or take any other action to interfere with acceptance, approval, confirmation or implementation of the Plan or Transaction (or support any other person's efforts to do any of the foregoing)."

63.   This Court, however, may rectify the overreach of Novelion's board of directors. Under Section 2.2(p) of the Restructuring Support Agreement, a termination event arises if "any court of competent jurisdiction ... issues a final, non-appealable law or order, making illegal or otherwise preventing or prohibiting the consummation of the Transaction."

15

64.   Concurrent with the Chapter 11 bankruptcy filing, counsel for Aegerion filed in the US Bankruptcy Court a form of disclosure statement in support of the prepackaged Plan of Reorganization (the "**Disclosure Statement**").

65.   The Disclosure Statement inaccurately and misleadingly states that the recovery to the Novelion Intercompany Loan is 100%. Novelion's own transaction press release, issued on May 21, 2019, states that "Novelion's treatment under the plan on account of its intercompany loan represents an approximately 84% recovery." Moreover, Novelion's recovery estimate is premised upon a stipulated plan valuation that appears wildly inflated in comparison to the observable public market value of Amryt.

66.   Under the terms of the Restructuring Support Agreement, the Disclosure Statement must be approved by the US Bankruptcy Court for dissemination to parties in interest for purposes of voting on the Plan of Reorganization, by no later than July 19, 2019. In a recent motion for order approving the Disclosure Statement in US Bankruptcy Court, Aegerion's counsel set forth a proposed timetable for consummation of the Plan of Reorganization. The scheduled date for the Disclosure Statement approval hearing is July 11, 2019.   After solicitation of votes from Aegerion's creditors, the US Bankruptcy Court will determine whether to confirm the Plan of Reorganization, which by the terms of the Restructuring Support Agreement must occur no later than November 16, 2019. The scheduled date for the confirmation hearing is September 5, 2019.

IV.   THE EFFECT OF THE PLAN OF REORGANIZATION ON NOVELION

67.   Under the Plan of Reorganization, Amryt will acquire Aegerion in a cashless stock-for-stock transaction. For the purposes of the Plan of Reorganization, the stipulated enterprise value of Amryt is US $146 million. However, Amryt is publicly listed on the AIM market of the London Stock Exchange with a total enterprise value of only £40 million (or approximately US $51 million).

68.   Amryt has a limited operating history, scant revenues, negative cash flow, and limited liquidity. Amryt's predecessor company, formerly known as Fastnet Equity plc, was a money-losing oil and gas business that was demerged in 2015. Since announcing the acquisition of Amryt on March 31, 2016 via a reverse merger, Amryt's publicly listed stock price on the AIM market of the London Stock Exchange has declined by approximately 50%. As of December 31, 2018, Amryt had only £9.8 million in cash on its balance sheet and negative shareholder equity of £3.2

16

million. Amryt currently has approximately £22 million in secured debt. For the fiscal year ending December 31, 2018, Amryt generated losses from operations after financing costs of approximately £16.8 million, having burned substantial cash flow on research and development activities relating to speculative pre-commercialization pipeline drugs. Indeed, Amryt's 2018 Annual Report filed on June 12, 2019 (after the date of Amryt's Plan Funding Agreement with Aegerion), suggests that absent the merger transaction with Aegerion, Amryt may have received a "going concern" opinion from its auditor given its limited access to liquidity and substantial negative free cash flow. This is the company to which Novelion's board of directors has unilaterally tied the fate of Novelion's shareholders under the Restructuring Support Agreement without a shareholder vote. Even worse, Novelion's financial advisor did not conduct independent due diligence or a valuation analysis of Amryt, despite the fact that equity in Amryt is all that Novelion is to receive in exchange for disposition of the Novelion Intercompany Loan. Given Amryt's dire stand-alone financial profile, it is hard to fathom how it commanded a roughly 3x premium to its public market enterprise value for purposes of stipulated enterprise value in the Plan of Reorganization.

69.   For the purposes of the Plan of Reorganization, the stipulated enterprise value of Aegerion is US $395 million, which is just below the full nominal amount of Aegerion's US $410 million of debt obligations, and which therefore would deny any residual equity recovery to Aegerion's sole shareholder, Novelion. Accordingly, under the Plan of Reorganization, Novelion's Class 8 Existing Interests are cancelled for no consideration, considered worthless, and not entitled to vote.

70.   Based on Aegerion's stipulated enterprise value of US $395 million, the Novelion Intercompany Loan is an over-collateralized secured creditor in the amount of US $36.1 million. Aegerion's secured debt (excluding the third priority Roll Up Loan which is subordinated to the Novelion Intercompany Loan) is approximately US $110 million[2], which implies that the asset coverage on the Novelion Intercompany Loan is approximately 3.5x. Despite Novelion's preferential secured position in Aegerion's capital structure, under the currently drafted Plan of Reorganization, Novelion would only stand to receive a fraction of its allowed claim amount in the form of 8.1% of the issued and outstanding shares of reorganized Amryt. Meanwhile,

---

[2] Derived by summing the remaining US $23.1 million DOJ/SEC settlement liabilities, the US $51.1 million first lien New Money Bridge Loan, and the US $36.1 million Novelion Intercompany Loan.

Aegerion's junior unsecured trade creditors are paid in cash in full and the Aegerion Unsecured Convertible Notes receive partial consideration in the form of new Amryt convertible notes, thereby leapfrogging the Novelion Intercompany Loan in the pro forma capital structure.

71.   Further, Novelion's May 21, 2019 press release announcing the transaction makes clear that the Restructuring Support Agreement and Plan of Reorganization are the first steps in Novelion's coordinated plan of liquidation. Novelion's intent is not to hold shares of Amryt for long. Rather, the press release contemplates the "potential wind-up of Novelion and a distribution of assets to shareholders".

V.   NOVELION'S ABILITY TO DEFEAT THE PLAN OF REORGANIZATION

72.   The Disclosure Statement provides that the Novelion Intercompany Loan is a Class 4 impaired claim. The Novelion Intercompany Loan is the only debt in that class. Novelion is entitled to vote to accept or reject the Plan of Reorganization on behalf of its Class 4 Novelion Intercompany Loan Claims.

73.   There are only two other classes of creditors that have the entitlement to vote on the Plan of Reorganization: the Bridge Loan (a Class 3 impaired claim) and an unsecured class that includes the Aegerion Unsecured Convertible Notes (a Class 6B impaired claim).

74.   Pursuant to Section 6.5 of the Plan of Reorganization, if Novelion neither votes in favour nor against the Plan of Reorganization, Novelion will be deemed to have accepted the Plan of Reorganization.

75.   If Novelion votes to reject the Plan of Reorganization, then it will defeat the Plan of Reorganization as currently drafted and would lead to a new negotiation, this time including Novelion's only economic stakeholder, its shareholders. The Disclosure Statement provides, at Section 7.2(a), that confirmation requires, *inter alia*, that each holder of an impaired class of claims has accepted the plan. Further, the Disclosure Statement provides, at Section 7.2(a)(ii), that "section 1129(b) of the United States Bankruptcy Code permits confirmation of a Plan of Reorganization notwithstanding non-acceptance by an impaired class if that class and all junior classes are treated in accordance with the 'absolute priority' rule, which requires that the dissenting class be paid in full before a junior class may receive anything under the plan" and that the Plan of Reorganization be "fair and equitable". If section 1129(b) is engaged, then Novelion would

have to be paid the full amount of the Novelion Intercompany Loan, before the holders of the Aegerion Unsecured Convertible Notes receive any consideration.

76.   As currently structured, the Plan of Reorganization contemplates that the Novelion Intercompany Loan is settled at a fraction of its allowed claim amount in the form of reorganized Amryt equity, while the Aegerion Unsecured Convertible Notes receive a combination of new Amryt convertible notes and the majority of Amryt's reorganized equity. Further, Aegerion's general unsecured trade claims are unimpaired and will be paid in full in cash including post-petition interest. Thus, Novelion as a secured creditor is being converted to equity at a fraction of allowed claim amount, while an unsecured creditor leaps ahead in the capital structure. Novelion's board of directors voluntarily consented to such punitive treatment under the Restructuring Support Agreement without shareholder approval.

77.   Under the Plan of Reorganization, the third priority Roll Up Loan is exchanged dollar for dollar into an equal amount of new Amryt convertible notes, resulting in a 100% recovery. The Roll Up Loan is subordinated to the Novelion Intercompany Loan, which recovers only a fraction of allowed claim amount in the form of Amryt equity. Again, a subordinated creditor is leapfrogging ahead of Novelion in the capital structure.

78.   Novelion's articles provide that it must give its shareholders 21 days' notice of any general or special meeting. Given the timelines in the proceedings before the US Bankruptcy Court, Novelion still has time to call and hold a special meeting of the shareholders of Novelion before Novelion is required to vote on the Plan of Reorganization. The scheduled voting deadline in the US Bankruptcy Court is August 15, 2019.

79.   The merger transaction between Amryt and Aegerion is subject to a vote of Amryt's shareholders and Amryt's completion of a corporate reorganization by way of a UK scheme of arrangement. The Amryt shareholder meeting is targeted for late August 2019 and the scheme of arrangement is targeted to be completed in September 2019.

PART 3: LEGAL BASIS

80.   Whitefort relies on s. 301 of the *Business Corporations Act*, S.B.C. 2002, c. 57 and Rules 1-3, 16-1 and 22-1 of the *Supreme Court Civil Rules*.

I.   THE FUNDAMENTAL DEMOCRATIC RIGHTS OF SHAREHOLDERS

81.   Shareholders of British Columbia companies have two fundamental democratic rights: the right to appoint the company's board of directors, and the right to vote on any fundamental change to the company that the directors may propose.

82.   Among the most important matters that shareholders are entitled to approve or reject are decisions that could result in a fundamental change to the company's constitution. Examples include alterations to the company's articles, an amalgamation of the company with one or more other corporations, and the disposal of all or substantially all of the company's undertaking outside the ordinary course of business.

Kevin P. McGuiness, Canadian Business Corporations Law, 3d ed (Toronto: Lexis Canada, 2017) at pp. 783 and 806.

83.   In order to pass a special resolution to dispose of all or substantially all of the company's undertaking, the *Business Corporations Act* requires that not less than 2/3 of the votes cast at the meeting vote in favour of the resolution.

Business Corporations Act, ss. 1(1) and 301.

II.   NOVELION'S BREACH OF SECTION 301

84.   Section 301 of the *Business Corporations Act* provides as follows:

Power to dispose of undertaking

> **301**   (1) A company must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless
>> (a) it does so in the ordinary course of its business, or
>> (b) it has been authorized to do so by a special resolution.
>
> (2) If the company contravenes subsection (1) in respect of a disposition of all or substantially all of a company's undertaking, the court, on the application of any shareholder, director or creditor of the company, may, unless subsection (3) applies, do one or more of the following:
>> (a) enjoin the proposed disposition;
>> (b) set aside the disposition;
>> (c) make any other order the court considers appropriate.

(3) A disposition of all or substantially all of the undertaking of a company is not invalid merely because the company contravenes subsection (1), if the disposition is

> (a) for valuable consideration to a person who is dealing with the company in good faith, or
>
> (b) ratified by a special resolution.

(4) Despite the passing of a special resolution under subsection (1) (b) or (3) (b) to authorize or ratify a disposition of all or substantially all of the undertaking of a company, the directors may abandon the disposition without further action by the shareholders.

(5) Any shareholder of the company may send notice of dissent, under Division 2 of Part 8, to the company in respect of a special resolution under subsection (1) (b) or (3) (b).

(6) The prohibition in subsection (1) does not apply to a disposition of all or substantially all of the undertaking of the company

> (a) by way of security interest,
>
> (b) by a lease if
>
> > (i) the term of the lease, at its beginning, does not exceed 3 years, and
> >
> > (ii) any option or covenant for renewal included in the lease is not capable of extending the total lease periods beyond 3 years,
>
> (c) to a corporation that is a wholly owned subsidiary of the company,
>
> (d) to a corporation of which the company is a wholly owned subsidiary,
>
> (e) to a corporation if the company and the corporation are
>
> > (i) wholly owned subsidiaries of the same holding corporation, or
> >
> > (ii) wholly owned by the same person, or
>
> (f) to the person, other than a corporation, who holds all of the shares of
>
> > (i) the company, or
> >
> > (ii) a corporation of which the company is a wholly owned subsidiary.

85.   Section 301(1) of the *Business Corporations Act* provides that a company must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless (a) it does so in the ordinary course of business, or (b) it has been authorized to do so by a special resolution.

86.   The proposed disposition of substantially all of Novelion's assets does not come within the ordinary course of Novelion's activities. Nor was Novelion authorized by a special resolution (or any resolution of shareholders) to enter into the Restructuring Support Agreement and agree to a disposition of all of Novelion's undertaking.

87.   As neither of those exceptions applies, there are two relevant aspects to section 301(1). The first is whether what is proposed is a sale, lease or other disposition. The second is whether all or substantially all of the undertaking of the company is involved.

88.   Section 29 of the *Interpretation Act*, R.S.B.C. 1996, c. 238 provides that where an enactment uses the word "dispose", it means "to transfer by any method and includes assign, sell, grant, charge, convey, bequeath, devise, lease, divest, release and agree to do any of those things" [emphasis added].

89.   By voluntarily entering into the Restructuring Support Agreement, Novelion has agreed to support and vote in favour of a process that will lead to the release of Aegerion's liability with respect to the Novelion Intercompany Loan and the cancellation of Novelion's shares in Aegerion. In particular, the disposition of the Novelion Intercompany Loan cannot be effected merely by operation of US bankruptcy law without Novelion's affirmative consent to the Plan of Reorganization. Accordingly, Novelion has agreed to "dispose" of those assets for the purposes of s. 301 of the *Business Corporations Act*.

Cominco American Incorporated v. Duval, [1993] B.C.J. No. 2556 at paras. 3-4 (S.C.)

90.   In determining whether a transaction or event constitutes a sale, lease or other disposition of "all or substantially all" of the company's undertaking both quantitative and qualitative criteria must be taken into account. For the quantitative analysis, the court will consider the value of the assets at issue in relation to the total value of the company. For the qualitative analysis, the court will consider whether the transaction will fundamentally change or "strike at the heart" of the company's existence or constitute the "effective destruction of the company's business".

McGuinness at p. 810.

22

Clock Holdings Ltd. v. Braich, 2008 BCSC 1697 at para. 175.
Hovsepian v. Westfair Foods Ltd., 2003 ABQB 641 at para. 147.

91.   In *Clock Holdings Ltd. v. Braich*, this court cited with approval the following principles set out by the Québec Court of Appeal in *Cogeco Cable Inc. v. CFCF Inc.*, which interpreted a similar provision of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44:

> I will now describe, in light of the case law and the doctrine, the principles which we should follow in interpreting s. 189(3) of the Act when, as in the case at bar, there is no dispute about the fact that the proposed sale does not come within the framework of the normal course of a company's activities:
>
> (1) in the interpretation of s. 189(3) of the Act, it is appropriate to take into account both quantitative and qualitative criteria;
>
> (2) the concept of "substantially all of the property" has acquired a special meaning in this particular area of the law;
>
> (3) it is difficult to fix a percentage, but in my view, when the sale involves 75% of the value of the property, it ought to be submitted for shareholders' approval;
>
> (4) if the case cannot be decided by using the quantitative test, then we must proceed with a qualitative analysis of the transaction;
>
> (5) in such a case, it must be determined whether the proposed transaction constitutes a fundamental reorientation which strikes at the heart of the company's activities, in other words, whether this is a transaction which is out of the ordinary and which substantially affects the company's purpose and existence; and … (6) application of the qualitative test must take quantitative criteria into account, the greater the proportion of property sold in relation to all of the company's property, the more likely we would be to conclude that the transaction strikes at the heart of the company and necessitates the shareholders' approval.

Clock Holdings Ltd. v. Braich Estate, 2008 BCSC 1697 at para. 174, citing *Cogeco Cable Inc. v. CFCF Inc.* (1996), 136 D.L.R. (4th) 243 (Que. C.A.)

92.   Here, both the quantitative and qualitative tests are met.

93.   Quantitatively, the Novelion Intercompany Loan is the primary asset of Novelion and represents approximately 80% of Novelion's value. Novelion shareholders ought to have a say regarding its disposition.

94.   Qualitatively, the release of the Novelion Intercompany Loan and the cancellation of Novelion's shares in Aegerion (with the expectation of a liquidation of Novelion thereafter) would amount to the effective destruction of Novelion's business. Under the Restructuring Support

Agreement, the Novelion Intercompany Loan is forcibly exchanged for shares of a reorganized Amryt, an unrelated company with questionable prospects. Novelion shareholders ought to have a say before Novelion goes down that path.

III.   REMEDY FOR NOVELION'S CONTRAVENTION OF SECTION 301

95.   Section 301(2) of the *Business Corporations Act* provides that if a company contravenes section 301(1) by not obtaining shareholder authorization for the disposition of all or substantially all of its undertaking, the court, on the application of any shareholder, director or creditor of the company may do one or more of the following: (a) enjoin the proposed disposition; (b) set aside the disposition; (c) make any other order the court considers appropriate.

96.   The Plan of Reorganization is contingent on certain of Aegerion's debtors voting in favour of the plan, and ultimately, on the US Bankruptcy Court approving the plan. The Plan of Reorganization has not yet been consummated and pending consummation the Novelion Intercompany Loan remains in place. Thus, the matter at issue in this case deals with an agreement to dispose, as opposed to a disposition that has already taken place, with the asset at issue in the possession of a third party. Accordingly, section 301(3)(a) of the *Business Corporations Act* does not apply.

97.   Given the exigent timeline of Aegerion's US bankruptcy process, Whitefort seeks the urgent intervention of this Court to require Novelion to comply with section 301 of the *Business Corporations Act* and call and hold a special meeting of shareholders to vote on the disposition of the Novelion Intercompany Loan pursuant to the Restructuring Support Agreement in connection with the Plan of Reorganization. If a meeting is not held, or if the shareholders do not approve the disposition of the Novelion Intercompany Loan at the Special Meeting, then the Court ought to enjoin consummation of the disposition transaction and direct and require Novelion to vote against the Plan of Reorganization in accordance with a disclosure statement and solicitation materials approved by the US Bankruptcy Court, as the plan treats abstention from voting as a deemed acceptance of the plan.

PART 4: MATERIAL TO BE RELIED UPON

98.   Affidavit #1 of Joseph Kaplan, made on June 19, 2019.

99.   Such other material as the Court permits.

The petitioner estimates that the hearing of the petition will take 1 day.

Date: June 19, 2019

_____

Signature of Stephen T.C. Warnett
Borden Ladner Gervais LLP
☐ Petitioner ☑ lawyer for petitioner,
Whitefort Capital Master Fund, Limited
Partnership

To be completed by the court only:

Order made

☐ in the terms requested in paragraphs _____ of
Part 1 of this petition

☐ with the following variations and additional terms:

_____

_____

_____

_____

_____

Date: _____   _____

Signature of ☐ Judge ☐ Master

No.
Vancouver Registry

In the Supreme Court of British Columbia

Between:

WHITEFORT CAPITAL MASTER FUND, LIMITED PARTNERSHIP

Petitioner

And:

NOVELION THERAPEUTICS INC.

Respondent

PETITION TO THE COURT

STW (564442/000001)

BORDEN LADNER GERVAIS LLP
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 48600
Vancouver, British Columbia   V7X 1T2
Telephone: (604) 687-5744
Attn: Stephen T.C. Warnett